Exhibit 99.1

Correvio Reports First Quarter 2019 Financial Results

Mark H.N. Corrigan, MD Commences Role as CEO, effective March 14, 2019

Company on Track to Resubmit Brinavess NDA in Q2 2019

Management to Host Conference Call and Webcast Today,
May 8, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific)

NASDAQ: CORV  TSX: CORV

VANCOUVER, May 8, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its first quarter ended March 31, 2019 and commented on recent accomplishments and plans.

"2019 is off to a strong start with first quarter revenues up 16% year-over-year in local currencies," commented Mark H.N. Corrigan, MD, CEO of Correvio.  "Our first quarter revenues from Xydalba and Zevtera doubled year-over-year. Looking ahead, we remain on track to resubmit the New Drug Application seeking approval in the U.S. for BrinavessTM as a new treatment for adult patients with recent onset atrial fibrillation during the second quarter of 2019."

First Quarter 2019 and Recent Highlights

Zevtera®/Mabelio® and Xydalba™

  Twenty-two abstracts were presented at the 29th European Congress of Clinical Microbiology and Infectious Disease (ECCMID) highlighting clinical, preclinical and surveillance data for Correvio's marketed anti-infective assets, Xydalba (dalbavancin hydrochloride) and Zevtera/Mabelio (ceftobiprole). For Xydalba, the presentations highlighted areas of unmet need and preliminary data in treatment areas of interest beyond acute bacterial skin and skin structure infections (ABSSSI), the indication Xydalba is currently marketed for in France, Germany, the UK, the Republic of Ireland, the Netherlands, Belgium, Finland and Sweden.  Key Zevtera/Mabelio (ceftobiprole) presentations featured important preclinical research conducted in new treatment areas of interest, including in resistant bloodstream infections.  Correvio currently markets ceftobiprole under the brand name Mabelio in Italy and France and under the brand name Zevtera in the UK, Germany, Spain, Austria and Switzerland.

Brinavess®

  New Brinavess (vernakalant hydrochloride, IV) data were presented at the American College of Cardiology 2019 Annual Meeting.  This poster presentation highlighted reduced hospitalization in patients treated with Brinavess, Correvio's antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), from a clinical survey assessing patients with acute AF at the Hillel Yaffe Medical Center located in Hadera, Israel.  The data demonstrated that treatment with Brinavess had an overall conversion rate to sinus rhythm of 74% (75 out of 101 patients).  These data were also presented at the 23rd Israeli Congress for Emergency Medicine in Tel Aviv, Israel.
  Clinical data highlighting the low rate of hospitalization in patients treated with Brinavess (vernakalant hydrochloride, IV), its antiarrhythmic drug for the rapid conversion of recent onset AF, were presented at the Belgian Society of Cardiology 2019 Annual Congress in Brussels, Belgium. The presentation included data from a clinical survey assessing patients with acute AF treated with Brinavess in Belgian hospitals. The data demonstrated that treatment with Brinavess successfully avoided hospitalization for 85.4% of all treated patients. Treatment with Brinavess also significantly decreased the use of electric cardioversion, with 84.1% of patients avoiding electric cardioversion.

Corporate and Financial

  Mark H.N. Corrigan, MD, took over as Chief Executive Officer, effective March 14, 2019.  Dr. Corrigan has served on the Company's Board of Directors since 2015.  He brings more than 25 years of pharmaceutical research, development and regulatory experience in both the U.S. and international markets and has been involved in the successful development and approval of numerous branded drugs during his career, including Zyvox®, Rescriptor®, Corvert®, Mirapex®, Lunesta®, Camptosar®, Xalatan® and Xopenex®, among others.  After a successful 6-year tenure as President and Chief Executive Officer, William Hunter, MD, transitioned out of that role at the end of the first quarter of 2019, but will remain a member of the Company's Board of Directors.
  Justin Renz, Chief Financial Officer, assumed the responsibilities of President and Vanda De Cian, MD, joined the Board of Directors.  Dr. De Cian was also appointed as a member of the Governance and Nominating Committee and Compensation Committee.
  Correvio entered into an At the Market Sales Issuance Agreement with Cantor Fitzgerald & Co. ("Cantor"), pursuant to which the Company may, from time to time sell, through "at-the-market" offerings on the Nasdaq Capital Market, or another existing trading market in the United States with Cantor as agent, such number of common shares as would have an aggregate offer price of up to $50.0 million (USD) subject to an initial limit of $12.0 million (USD).
  Correvio amended its agreement with CRG Servicing LLC ("CRG") managed funds dated May 11, 2017 (the "Amending Agreement"), providing for up to an additional $10 million in capital available on similar terms as the pre-amendment agreement. The additional funding may be drawn at Correvio's discretion in increments of $2.5 million through September 30, 2019 and there will be prepayment premium associated with any such draw-down.

First Quarter 2019 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $9.0 million (basic loss per share of $0.23) for the three months ended March 31, 2019, compared to a net loss of $8.5 million (basic loss per share of $0.24) for the three months ended March 31, 2018. The increase in net loss was due primarily to an increase in interest expense and foreign exchange losses, partially offset by an increase in revenue.

Revenue for the three months ended March 31, 2019 was $7.3 million, compared to revenue of $6.5 million for the three months ended March 31, 2018. The 11% increase in revenue was primarily due to increased antibiotic product sales.  Xydalba and Zevtera combined for approximately $2.6 million in revenue in the first quarter of 2019, compared to approximately $1.3 million in the first quarter of 2018. Direct market sales for the three months ended March 31, 2019, increased by approximately 17% year-over-year from $3.8 million to $4.4 million.  Distributor sales for the three months ended March 31, 2019, increased by approximately 2% year-over-year.

Cost of goods sold ("COGS") for the three months ended March 31, 2019 was $2.2 million, compared to COGS of $2.3 million for the three months ended March 31, 2018.

SG&A expense for the three months ended March 31, 2019 was $11.2 million, compared to $10.9 million for the three months ended March 31, 2018. The increase in SG&A expense was due to an increase in stock-based compensation expense.

Interest expense was $1.7 million for the three months ended March 31, 2019, compared to $1.1 million for the three months ended March 31, 2018. The increase was due to interest being accrued on a higher long-term debt principal amount under the CRG Term Loan during the three months ended March 31, 2019 as well as an increase in the accretion of our long-term debt under the effective interest method which is recorded as interest expense.

Liquidity and Outstanding Share Capital

At March 31, 2019, the Company had cash and cash equivalents of $16.0 million. As of May 7, 2019, there were 39,854,667 common shares issued and outstanding, and 4,562,374 common shares issuable upon the exercise of outstanding stock options (of which 2,989,861 were exercisable) at a weighted average exercise price of CAD $5.10 per share, and 128,402 restricted share units outstanding.

Conference Call

Correvio will hold a teleconference and webcast on May 8, 2019 at 8:30 a.m. Eastern (5:30 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 06912690. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1990156/ED2B6FC2DB221FB04C9C654C8CA75B2B

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through May 22, 2019. Please dial 416-764-8677 or 888-390-0541 and enter code 912690 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP, excluding ventilator-associated pneumonia, VAP); Brinavess®TM (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, our possible regulatory path forward with Brinavess in the U.S., including the resubmission of a New Drug Application and the timing of such resubmission. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess®TM are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica Ltd. and its affiliates, and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

CORREVIO PHARMA CORP.
(formerly Cardiome Pharma Corp.)
Interim Consolidated Balance Sheets
(In thousands of U.S. dollars, except share amounts)

	March 31, 2019	December 31, 2018

Assets

Current assets:
Cash and cash equivalents	$15,962	$15,596
Restricted cash	1,939	1,974
Accounts receivable, net of allowance for doubtful accounts of $95 (2018 - $102)	7,988	7,723
Inventories	4,460	4,158
Prepaid expenses and other assets	2,723	841
	33,072	30,292

Property and equipment	539	512
Right-of-use assets from operating leases	2,294	-
Intangible assets	25,047	26,469
Long-term inventories	1,668	1,663
Goodwill	318	318
Deferred income tax assets	369	383
	$63,307	$59,637

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$11,093	$9,403
Current operating lease liabilities	726	-
	11,819	9,403

Long-term debt, net of unamortized debt issuance costs	42,315	41,517
Deferred revenue	1,228	1,252
Long-term operating lease liabilities	1,816	-
Other long-term liabilities	4	555
	57,182	52,727

Stockholders' equity:
Common stock	367,350	359,295
Authorized - unlimited number without par value
Issued and outstanding – 39,854,169 (2018 – 36,233,162)
Additional paid-in capital	40,952	40,456
Deficit	(418,740)	(409,744)
Accumulated other comprehensive income	16,563	16,903
	6,125	6,910
	$63,307	$59,637

CORREVIO PHARMA CORP.
(formerly Cardiome Pharma Corp.)
Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31, 2019 and 2018
(In thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	March 31, 2019	March 31, 2018
Revenue:
Product and royalty revenues	$7,251	$6,518
Licensing and other fees	-	25
	7,251	6,543
Cost of goods sold	2,241	2,301
Gross margin	5,010	4,242
Expenses:
Selling, general and administration	11,191	10,902
Amortization and depreciation	984	955
	12,175	11,857
Operating loss	(7,165)	(7,615)

Other expense:
Interest expense	(1,690)	(1,063)
Other expense	(98)	(113)
Foreign exchange (loss) gain	(16)	386
	(1,804)	(790)
Loss before income taxes	(8,969)	(8,405)
Income tax expense	(27)	(55)
Net loss	$(8,996)	$(8,460)

Other comprehensive loss:
Foreign currency translation adjustments	(340)	145
Comprehensive loss	$(9,336)	$(8,315)
Loss per common share
Basic and diluted	$(0.23)	$(0.24)
Weighted average common shares outstanding
Basic and diluted	38,819,002	34,653,514

CORREVIO PHARMA CORP.
(formerly Cardiome Pharma Corp.)
Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(In thousands of U.S. dollars)
(Unaudited)

	March 31, 2019	March 31, 2018
Operating activities:
Net loss	$(8,996)	$(8,460)
Items not affecting cash:
Amortization and depreciation	984	955
Accretion of long-term debt	373	(241)
Interest paid in-kind on long-term debt	425	408
Stock-based compensation expense	618	395
Write-down of inventory	50	118
Unrealized foreign exchange loss (gain)	317	(528)
Changes in operating assets and liabilities:
Accounts receivable	(595)	(890)
Inventories	(419)	312
Prepaid expenses and other assets	(1,882)	(177)
Deferred revenue	-	(25)
Accounts payable and accrued liabilities	1,534	(387)
Other long-term liabilities	(20)	(8)
Net cash used in operating activities	(7,611)	(8,528)

Investing activities:
Proceeds of disposal of Canadian Operations	190	-
Purchase of property and equipment	(68)	(202)
Purchase of intangible assets	(12)	-
Net cash provided by (used in) investing activities	110	(202)

Financing activities:
Issuance of common stock	8,347	-
Share issue costs	(405)	-
Issuance of common stock upon exercise of stock options	-	258
Income tax withholdings on vesting of restricted share units	-	(21)
Financing fees on issuance of long-term debt	-	(21)
Net cash provided by financing activities	7,942	216

Increase (decrease) in cash, cash equivalents, and restricted cash	441	(8,514)
during the period
Effect of foreign exchange rate changes on cash, cash equivalents,	(110)	91
and restricted cash
Cash, cash equivalents, and restricted cash, beginning of period	17,570	24,181
Cash, cash equivalents, and restricted cash, end of period	$17,901	$15,758

Supplemental cash flow information:
Interest paid	$892	$897
Cash paid for income taxes	-	16

View original content:http://www.prnewswire.com/news-releases/correvio-reports-first-quarter-2019-financial-results-300846074.html

SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/May2019/08/c7460.html

%CIK: 0001036141

For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners: Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 08-MAY-19